NICHOLAS FINANCIAL, INC.

26133 US Hwy 19 North, Suite 300

Clearwater, Florida 33763

February 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549-0306

Attention: Aisha Adegbuyi and Christian Windsor

Re: Nicholas Financial, Inc.

Registration Statement on Form S-4

File No. 333-275704

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nicholas Financial, Inc., a British Columbia corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-275704), as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on February 9, 2024, or as soon as reasonably practicable thereafter.

The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities in the Registration Statement. Further, the Registrant acknowledges that, in connection with the Registration Statement and this request for acceleration:

1. should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact Anthony Scioli at (402) 231-8735 or anthony.scioli@kutakrock.com or Mark Ellis at (402) 231 8744 or mark.ellis@kutakrock.com . In addition, please notify Messrs. Scioli and Ellis when this request for acceleration has been granted and the Registration Statement declared effective.

Sincerely,

Nicholas Financial, Inc.

By: /s/ Irina Nashtatik

Irina Nashtatik
Chief Financial Officer

cc: Anthony D. Scioli, Kutak Rock LLP

Mark A. Ellis, Kutak Rock LLP

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